KRYS BOYLE, P.C.
Attorneys at Law
Telephone	Suite 2700 South Tower	Facsimile
(303) 893-2300	600 Seventeenth Street	(303) 893-2882
Denver, Colorado 80202-5427

June 17, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Max A. Webb, Assistant Director

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Odyssey Marine Exploration, Inc.
Form S-3 filed March 29, 2005
SEC File No. 333-123650

Form 10-KT filed March 23, 2005
File No. 1-31895

Dear Mr. Webb:

This letter will serve as a response and/or explanation with respect to the comments in your letter dated April 21, 2005 (the “Comment Letter”) regarding Odyssey Marine Exploration, Inc. (“Odyssey,” the “Company” or the “Registrant”). The entire text of the comments contained in your comment letter has been reproduced in this letter for ease of reference. A response to each comment is set forth immediately below the text of the comment.

FORM 10-K FILED MARCH 23, 2005

Description of Business, page 3

Overview of Odyssey, page 3

1. On a supplemental basis, please provide verifiable support for your assertions in the second paragraph of the overview section on page 3.

Enclosed with the hard copy of this letter, as supplemental information, as Attachment A is a chronological history of the experience and background of John Morris and Greg Stemm in the shipwreck exploration business. The shipwreck partnering agreement referred to in the 10-KSB is the agreement with the UK relating to the HMS Sussex discussed on page 8 of the 10-KSB/A.

2. Please revise disclosure to provide a section on your dependence on one or a few major customers. We note that during the year ended December 31, 2004, you had four customers who accounted for 12.5%, 14.4%, 13.9% and 23.0% of your sales. Refer to Item 101(a)(6) of Regulation S-B.

Additional disclosures have been added on page 10 under “Sales and Marketing” about major customers, as requested.

Mission and Strategy, page 4

3. Since you state that the cost of mobilizing vessels, complex equipment and a professional team is very high, please consider disclosing the typical costs incurred in projects such as the SS Republic Project and the HMS Sussex Project.

We have added additional information about the typical costs incurred in connection with recovery projects on page 4, as requested.

SS Republic Project, page 5

4. Please clarify disclosure in this section to describe the September 2000 private placement in which you sold units comprised of Republic Revenue Participation Certificates and common stock relating to the Republic Project. Please describe the financial impact of this revenue-sharing arrangement.

We have added disclosures on page 8 to make it clear that the Republic Revenue Participation Certificates (RPC’S) are not related to the SS Republic project, but are instead related to the Seattle project. Since the RPC’s do not relate to the SS Republic project, they will have no impact on revenues from that project.

HMS Sussex Project, page 7

5. Please improve your description of research methods supporting your determination that the HMS Sussex was carrying a cargo of coins with a bullion value of approximately $100 million and a much higher numismatic value. You should consider balancing disclosure to address the uncertainties you describe on page 12 of your risk factors section.

Disclosures have been added on page 8 further describing the research methods for the determination concerning the cargo of the HMS Sussex and we have added a sentence concerning the related risks.

Sales and Marketing, page 9

6. To the extent material, please describe the nature of your business relationship with coin dealers and further describe your dealer network. Please explain how these dealer networks are able to provide a distribution method for the sale of your products. Also, describe the nature of dealer compensation. See Item 101(a)(2) of Regulation S-B.

Additional information about our relationship with coin dealers has been added on pages 10 and 16, clarifying that these dealers are independent customers for our coins.

Competition, page 11

7. Please revise disclosure to provide more of a background on what your competitive conditions are in the shipwreck business. It appears that you view the competition as a factor worthy of disclosure in the risk factors section. Consider naming the principal competitors and describe how the various aspects of their work create a competition condition for your business. Please revise your risk factor accordingly. Refer to Item 101(a)(4) of Regulation S-B.

Additional disclosures concerning competitive conditions have been added on page 13, as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Liquidity and Capital Resources, page 17

8. Please quantify your cash requirements for the next twelve months and for longer than one year.

Additional disclosures concerning cash requirements for the next twelve months have been added on page 20, as requested. Due to the nature of our business model, at this time we cannot quantify our cash requirements beyond twelve months.

Directors, Executive Officers, Promoters and Control Persons, page 19

9. Please revise disclosure to provide dates of employment for Messrs. Holmes and Howe. Please disclose the specific titles held at the companies you list. Refer to Item 401(e) of Regulation S-K.

The biographical information for Messrs. Holmes and Howe has been revised to include the requested information.

Certain Relationships and Related Party Transactions, page 29

10. Please further describe the nature of Messrs. Morris and Stemm’s membership interests in the Georgia limited liability company and quantify the extent of their economic interests in the 5% revenue sharing interest relating to the Cambridge Project.

John Morris and Greg Stemm, as limited partners, own 32% and 28% respectively of the Georgia limited liability company that owns the 5% revenue sharing interest relating to the Cambridge Project. Additional disclosures concerning their ownership interest has been added on pages 9 and 32, as requested.

Consolidated Statements of Operations, page F-4

11. In the business section, you state that you have derived revenue from your own telemarketing group, and through wholesale dealers. You also state that you intend to open attractions that will generate revenue in 2005, some of which appears to be service-type revenue. To the extent that you generate revenue from the sale of different products and services, revise to disclose revenues derived from each product or service in the notes to your financial statements as required by paragraph 31 of SFAS 131. In addition, separate disclosures in MD&A should discuss this source to revenues and its related costs of revenues.

We are engaged in the sale of artifacts and artifact-related products through multiple distribution channels which we consider to be one operating segment. We believe our attraction business will be an additional segment when start up operations begin and when it achieves the quantitative criteria required by SFAS 131.

12. We note that losses on disposals of equipment were classified as other income or expense. Note that gains and losses on disposals should be separately reported in your consolidated statement of operations within operating income (loss) in a similar manner as “other expenses.” Refer to the guidance in paragraphs 25 and 45 of SFAS 144 and footnote 68 of Staff Accounting Bulletin Topic 13. Please revise your classification accordingly.

Losses on disposal of equipment have been reclassified in the consolidated statement of operations, and added to the operating expense disclosure in the MD&A on page 18.

Consolidated Statements of Cash Flows

13. Please tell us the nature and significant terms of the transaction in which loan principal aggregating $1,042,750 was converted into shares of the Company’s common stock during the fiscal year ended February 29, 2004. As part of your response, please explain how the conversion price associated with the loan converted into common shares was determined and indicate whether the conversion was made in accordance with the original terms of the debt obligation or pursuant to a troubled debt restructuring or inducement offer. Refer to the guidance outlined in SFAS No. 15 and SFAS No. 84. We may have further comment upon receipt of your response.

During May 2003, ten accredited individuals loaned a total of $978,750 to Odyssey through convertible loan agreements. The original terms of these loans provided that the lenders could convert the principal and accumulated interest into units consisting of one share of common stock and one warrant for the purchase of common stock at $2.50 per share. One unit would be issued for each $1.25 of principal and interest so converted. During August 2003, all of the convertible loans were converted at $1.25 per unit. As a result, the Company recognized $108,750 of interest expense during the period. The $108,750 amount represents interest accrued at the rate of 8% per annum as provided for in the original agreements and additional interest paid at the time of conversion.

During March 2003, a note holder elected to convert principal in the amount of $54,000 into 108,000 shares of common stock under the original terms of the loan agreement.

Note B - Summary of Significant Accounting Policies

Inventory, page F-9

Depreciation, page F-9 and

Note F - Inventory, page F-12

14. We note that $3,274,942 and $5,945,177 of your current and non-current inventory, respectively, relates to SS Republic Artifacts, for which it appears that different valuation methods were used for each one of their components. Significantly expand your disclosure and supplementally advise us in detail of the different components comprising the category titled “SS Republic Artifacts,” and explain the specific nature and amounts of the recovery and conservation costs capitalized to these investments. Your response should also explain your methodology to determine the inventory values for each component or type of inventory (i.e., coins, other artifacts, etc.) and should explain how you ensure these inventories are valued at the lower of cost or market as required by Chapter 4 of ARB No. 43. As part of your response, cite specifically any accounting literature that you relied upon in determining your cost capitalization policies. Also, tell us and revise to disclose, the nature and amount of costs that have been capitalized to inventory during each period presented.

We have added additional disclosures concerning the valuation of inventory in Note B to the financial statements and revised Footnote F. We also revised disclosure relating to Depreciation in Note B.

The SS Republic shipwreck artifacts are recorded in inventory at the costs of recovery and conservation. The recovery costs also include the one time fee paid to an insurer to relinquish the insurers claim to the shipwreck and the artifacts recovered. Recovery costs include the direct costs associated with the operation of the vessel, Odyssey Explorer, and it’s personnel and equipment including costs such as supplies, maintenance, crew and technical labor, fuel, provisions, port fees and depreciation. Conservation costs include fees paid to conservators for cleaning and preparing the artifacts for sale.

We utilized SFAS 19, which relates to the oil and gas industry, as a guide in developing our capitalization policy and only capitalized costs incurred after we determined that the SS Republic artifacts would have a net realizable value in excess of the costs. Accordingly, the search and preliminary shipwreck site exploration costs were excluded from capitalized costs. We continually monitor the recorded aggregate costs of the artifacts in inventory to ensure these costs do not exceed the net realizable value. We use historical sales, publications or available public data to assess market value.

Earnings Per Share

15. Revise future filings to disclose the number of options and warrants that could potentially dilute the Company’s basic earnings per share in future periods but that were not included in the computation of the Company’s diluted earnings per share for the periods presented because to do so would be anti-dilutive for the periods presented. Refer to the disclosure requirements of paragraph 40c of SFAS No. 128.

We will disclose the number of options and warrants that were not included in the calculation in future filings. This information was included in our Report on Form 10-Q for the quarter ended March 31, 2005.

Other

16. Please add disclosure and supplementally advise us to describe the nature and accounting for costs included in attraction development. Your response should explain in detail the specific nature and amounts of the costs capitalized and should also explain why you believe capitalization is appropriate. We may have further comment upon reviewing your response.

We have added Note I Attraction Development to describe the capitalization of attraction development costs.

We are in the process of constructing two marine recovery adventure attractions including interactive exhibits and displays and a high definition movie theatre which will be installed in leased properties. Attraction development costs represent two primary components: project engineering and design costs of $330,332 and construction-in-progress (CIP) for fabrication of attraction exhibits of $239,302. These amounts will be reclassified to property and equipment when the attraction exhibits are opened and depreciated over their net useful lives.

Note K - Mortgage Payable, page F-13

17. Please indicate the total amounts due after the fifth year. Also, since you state that the loan is due in ten years but the payments are based on a 20 year amortization schedule, expand your disclosure to indicate the amount a balloon payment due at the end of ten years.

The total amount of payments and the amount of the balloon payment are now disclosed in Note L, as requested.

Note O - Sale of Revenue Participating Certificates, page F-14

18. Expand your disclosure and supplementally advise us of the accounting for the deferred RPC revenue in the event there is no revenue generated from the Cambridge project. Also, please explain in further detail how and why you plan to begin recognizing revenue associated with the Republic revenue participation certificates. We note that although you are recognizing revenue from the Republic project, you have not yet recognized revenue from the Republic revenue participation certificates.

Additional disclosures have been added to Note P concerning the RPC’s, as requested.

Our liability under the Cambridge RPC’s will continue as long as there is a possibility that Cambridge project shipwrecks still exist. The company has no intent to eliminate the liability unless management is convinced that the project covered by the RPC was recovered by another company. If at that point it is determined to eliminate the liability, we would likely record the deferred income as an extraordinary item in the statement of operations, only after consulting with the SEC as to the appropriateness of the accounting treatment. We have used EITF Abstracts Issue no. 88-18 which does not address the circumstances, if any, in which immediate income recognition might be appropriate.

The Republic RPC’s are for a project that is now called the Seattle project, an attempt to locate and recover a ship that sank in the Pacific Ocean, and is not associated with the recovery of the SS Republic which was discovered in the Atlantic Ocean. Additional disclosures concerning this have been added to Note P.

Note Q - Common Stock Options and Warrants

19. In future filings, please include the disclosures required by paragraph 48 of SFAS No. 123 with respect to stock options that are exercisable as of the most recent balance sheet date presented. Also, please tell us and revise the notes to your financial statements to disclose the amount of expense recognized in connection with warrants granted to non-employees during the periods presented in your financial statements and explain how the amount of expense recognized was calculated or determine.

On July 31, 2003, units consisting of common stock and warrants were issued to a non-employee who provided data to us related to the SS Republic shipwreck. The stock and warrants were valued at $1.25 per unit which was equivalent to the price of the same units being offered in the private placement of July 23, 2003. The value of these units was expensed as research. We have amended Note R to include the amount of expense recorded with respect to warrants issued to non-employees.

Other

20. Add disclosure in the notes to the financial statements to discuss the litigation described in Item 3 - Legal Proceedings, and provide any applicable disclosures from SFAS 5. We may have further comment upon reviewing your response. If you believe disclosure is not required, please explain in detail your basis for this conclusion.

For consistency purposes we have added disclosures concerning the recent litigation in Note V to the financial statements. The reason this was not previously disclosed is that we believe based upon advice from both internal and external legal counsel that the event of loss to the Company is deemed to be remote and disclosure would not be required under SFAS 5.

21. Provide a currently dated consent from the independent public accountant in future amendments.

A currently dated consent for the independent accountants will be filed with the next amendment to the Form S-3 registration statement.

If you have any additional questions or comments, or if you would like us to provide any additional information, please contact me immediately.

Sincerely,

KRYS BOYLE, P.C.

By:	/s/ Jon D. Sawyer
Jon D. Sawyer

cc: Odyssey Marine Exploration, Inc.

John Morris and Greg Stemm

Shipwreck Experience and Background

Greg Stemm and John Morris have been involved in shipwreck exploration and deep ocean search and ROV operations since 1987. During this period, they founded and managed Seahawk Oceanographic Services (1987 – 1989) Seahawk Deep Ocean Technology (1989 – 1994) and Odyssey Marine Exploration Inc. (1994 – 2005).

During their tenure running those companies, Morris and Stemm were responsible for management, planning and execution of operations on the following projects:

1988

Search, survey and investigation of the WWII ship Pan Mass (Believed to be Elizabeth Massey). Included use of Mixed Gas divers and ROV for investigation at 100 meters depth in Gulf Stream.

1989

Search, survey and investigation of two vessels off Florida’s coast for Travellers Insurance company using ROV’s.

1990 - 1991

Search, survey and world’s first complete remote robotic archeological excavation, performed on a Colonial Spanish shipwreck in a depth of 1,500 feet. The two year operation resulted in the excavation of 17,000 artifacts to precise scientific standards, and was the first complete archaeological excavation ever accomplished in the deep ocean.

1992

Conducted search and ROV investigations of airplane believed to be lost airplane from WWII Flight 19 lost squadron.

1992

Conducted search and archaeological excavation of 1715 Spanish shipwreck using ROVs and Manned Submersible in 1000 foot depth off Florida’s east coast.

1996

Search, Survey and ROV target inspections for Portuguese shipwreck “Santa Rosa” and other shipwrecks off coast of Brazil in waters 100 meters to 800 meters depth.

1996

Search, Survey and ROV target inspections for British frigate in South Atlantic in waters 200 meters to 2,000 meters depth.

1999

Greg Stemm was founding President of the Professional Shipwreck Explorers Association in 1999, and served in that office until 2002.

1999 – 2003

Greg Stemm served on the US delegation for the Convention on the Protection of Underwater Cultural Heritage from 1999 through 2003

1999 – 2005

Multiple Expeditions in Western Mediterranean conducting search and preliminary archaeological investigation for HMS Sussex in waters from 300 meters to 900 meters depth. Located dozens of shipwrecks, including shipwrecks believed to be ancient Phoenician, Roman, Colonial period merchant ships and Barbary pirates. Performed archaeological excavation activities using ROV on 6 different shipwrecks, recovering thousands of artifacts using advanced acoustic positioning system and tooling.

1992 – 2005

Multiple expeditions in Atlantic Ocean conducting search operations for 19th Century steamship SS Republic, depths from 100 meters to 1,000 meters. Used ROV’s to inspect scores of targets, and investigated many shipwrecks ranging from 18th Century merchant vessels to 20th Century tankers and cargo ships.

2004 – 2005

Completed archaeological excavation of 19th Century steamship SS Republic at depth of greater than 500 meters. Over 70,000 artifacts recovered using advanced ROV technology and many new techniques and tools designed by Odyssey technicians and archaeologists.

2005

Currently overseeing an operation to locate and recover up to five targeted shipwreck in the English Channel utilizing the latest side scan sonar technology for the search phase and modern ROV technology for the identification and recovery phases.

At various times, Greg Stemm and/or John Morris have provided advice or presentations relating to shipwreck technology and policy issues to the US State Dept., NOAA, the US Navy, The United Kingdom Ministry of Defence, the United Kingdom Treasury Dept., the United Kingdom Foreign and Commonwealth office, the Spanish Ministry of Defence, the Spanish Ministry of Culture, the Portuguese Ministry of Defense, the Brazilian Ministry of Defence, the Brazilian Ministry of Culture, the Mexican Ministry of Culture, the Colombian Ministry of Culture and UNESCO as well as various state, provincial and local governments from approximately 1990 through 2005.